INSU Acquisition Corp. IV

2929 Arch Street, Suite 1703

Philadelphia, PA 19104

September 9, 2022

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE: INSU Acquisition Corp. IV
Request to Withdraw Registration Statement on Form S-1
File No. 333-253477

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), INSU Acquisition Corp. IV, a Delaware corporation (the "Company"), respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registration Statement on Form S-1 (File No. 333-253477) together with all exhibits and amendments thereto (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on February 25, 2021.

The Company is seeking withdrawal of the Registration Statement because the Company has elected not to proceed with the offering contemplated by the Registration Statement at this time. The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please do not hesitate to contact the Company's counsel Ledgewood, PC, at (215) 731-9450, if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

INSU Acquisition Corp. IV

By:	/s/ John M. Butler
Name:	John M. Butler
Title:	President and Chief Executive Officer